UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreements for Private Placement

On May 13, 2025, Primega Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), entered into ten securities purchase agreements (the “Securities Purchase Agreements”) with ten individuals (the “Purchasers”) respectively. On May 17, 2025, the Company and the Purchasers entered into ten supplemental agreements (the “Supplemental Agreements”) to amend and supplement the respective and corresponding Securities Purchase Agreements. Pursuant to the Securities Purchase Agreements and the Supplemental Agreements, and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended, the Company agreed to sell, and the Purchasers agreed to purchase, an aggregate of 25,333,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $0.45 per ordinary share, for a total aggregate purchase price of approximately $11.40 million (the “Private Placement”).

The Purchasers have represented to the Company that they are not residents of the United States, are not “U.S. persons” as defined in Rule 902(k) of Regulation S, and are not acquiring the ordinary shares for the account or benefit of any U.S. person. The Securities Purchase Agreements and Supplemental Agreements, and the transactions contemplated thereby, have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $11.40 million upon the closing of the Private Placement. The closing of the transactions contemplated by the Securities Purchase Agreements and Supplemental Agreements is expected to take place on a date mutually agreed by the Company and the Purchasers.

The foregoing description of the Securities Purchase Agreements and Supplemental Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of these agreements, copies of which are attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
10.1	Form of Securities Purchase Agreement and Supplemental Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Man Siu Ming
Name:	Man Siu Ming
Title:	Chief Executive Officer and Director

Date: May 19, 2025